February 21, 2019
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Variable Account-15
Nationwide Life Insurance Company
Nationwide Advisory Retirement Income AnnuitySM New York (SEC File No. 333-227780)
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company for itself and on behalf of its Nationwide Variable Account-15 (the "Variable Account"), respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account. It is desired that the registration statement become effective on February 22, 2019 or as soon as practicable. Nationwide Life Insurance Company represents that the final prospectus will be filed as soon as possible after the effectiveness order is received.
The undersigned is an Officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the registration statement.
Please call Zachary Fithian at (614) 677-7153 should you have any questions.
Sincerely,
Nationwide Life Insurance Company
/s/ CATHY MARASCO
Cathy Marasco
Associate Vice President
Product Management
cc:	Ms. Jaea F. Hahn

February 21, 2019
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Variable Account-15
Nationwide Life Insurance Company
Nationwide Advisory Retirement Income AnnuitySM New York (SEC File No. 333-227780)
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation, the General Distributor of the Individual Flexible Premium Deferred Variable Annuity Contracts to be issued by Nationwide Variable Account-15 (the "Variable Account"), respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account. It is desired that the registration statement become effective on February 22, 2019 or as soon as practicable.
The undersigned is an Officer of Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the registration statement.
Please call Zachary Fithian at (614) 677-7153 should you have any questions.
Sincerely,
Nationwide Investment Services Corporation
/s/ JOHN A. REESE
John A. Reese
Associate Vice President
Finance Operations Principal
cc:	Ms. Jaea F. Hahn
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